Teachers Financial Investment Corporation

Financial Statements

Statement of Financial Condition
As of and for the Year-Ending
December 31, 2015

ASSETS	
Cash and Cash Equivalents	20,945
Prepaid Expenses	173
Commissions Receivable	4,692
Total Current Assets	$ 25,810
Total Assets	$ 25,810
LIABILITIES	
Accounts Payable and Accrued Expenses	-
Commissions Payable	3,577
Total Current Liabilities	$ 3,577
Stockholders' Equity	
Common stock, no par value; 10,000,000 shares authorized; 5,000,500 shares issued and outstanding	78,423
Retained Deficit	(62,513)
Net Income	6,323
Total Stockholders' Equity	22,233
Total Liabilities and Stockholders' Equity	$ 25,810